Mail Stop 4561

March 10, 2009

Randall Fernandez
President
Deltron, Inc.
Sabana Oeste, Restaurante Princessa Marina
200 Metros Oeste y 100 mts Norte, Portón Verde, Frente SBC Computadoras
San Jose, Republica de Costa Rica

   Re: Deltron, Inc.
     Form 10-K for Fiscal Year Ended
     September 30, 2008
     Filed December 24, 2008
     File No. 333-130197

Dear Mr. Fernandez:

   We have reviewed your response letter dated March 6, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2008

Item 9A.[T] Controls and Procedures, page 28

1.   We note your response to our prior comment one and your related Form 10-K/A
        filed March 6, 2009. We note that in your Form 10-K/A, your management has
        again concluded that disclosure controls and procedures were effective as of the
        end of the fiscal year. In our letter dated January 27, 2009, we asked you to
        consider whether management's failure to provide its report on internal control
        over financial reporting impacts its conclusion regarding the effectiveness of your
        disclosure controls and procedures as of the end of the fiscal year. Please tell us
        the factors you considered and highlight for us those factors that supported your
        conclusion. In particular, please explain how you considered the definition of
        disclosure controls and procedures provided in Rule 13a-15(e), which indicates
        that effective controls and procedures would ensure that information required to
        be disclosed by the issuer is recorded, processed, summarized and reported within
        the time periods specified in the Commission's rules and forms. In addition, as
        discussed in Compliance and Disclosure Interpretation 115.02, which you can
        find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to
        file management's report on Internal Control over Financial Reporting rendered
        your annual report materially deficient and also rendered the company not timely
        or current in its Exchange Act Reporting. In light of these facts, please explain
        how you could conclude that disclosure controls and procedures were effective.
        Alternatively, please further amend the Form 10-K to disclose management's
        revised conclusion on the effectiveness of your disclosure controls and
        procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

2.   We reviewed your assessment of internal control over financial reporting as of
        September 30, 2008 in your Form 10-K/A filed on March 6, 2009. It does not
        appear you have complied with Item 308T of Regulation S-K, as you have not
        included a statement of management's responsibility for establishing and
        maintaining adequate internal control over financial reporting. Please revise or
        advise.

Exhibit 31.1

3.   We note your response to our prior comment two and your related Form 10-K/A
        filed March 6, 2009. Your certifications do not comply with the content of the
        certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).
        Specifically, we note you continue to replace the phrase "most recent fiscal
        quarter (the registrant's fourth fiscal quarter in the case of an annual report)" with
        "fourth fiscal quarter" in paragraph 4(d). Please revise your certifications in
        future filings to comply with the Exchange Act Rules.

Randall Fernandez
Deltron, Inc.
March 10, 2009
Page 3

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

                                     Sincerely,

                                     Kevin Woody
                                     Branch Chief